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SEC FILE NUMBER
8-34473

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2023 (MM/DD/YY) AND ENDING 09/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McClurg Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

JAN 02 2025

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Northgate Drive, Suite 301
(No. and Street)

San Rafael	CA	94903
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David McClurg	(415) 472-1445	REGULATORY@MCCLURGCAPITAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA PC
(Name – if individual, state last, first, and middle name)

125 East Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McClurg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McClurg Capital Corporation, as of 9/30, 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

California
Jurat Attatched

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________

______________________________ ______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 20 day of December, 20 24
by (1) David McClurg
(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LILIA RIVAS CRESCENCIO
COMM. # 2442906
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires APR. 27, 2027

Signature Lilia Rivas
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ Document Date: ______________

Number of Pages: _____ Signer(s) Other Than Named Above: ______________

McClurg Capital Corporation
Report Pursuant to Rule 17a-5 (d)
Financial Statements
September 30, 2024

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of McClurg Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) McClurg Capital Corporation claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) McClurg Capital Corporation stated that McClurg Capital Corporation met the identified exemption provisions without exception throughout the most recent fiscal year.

McClurg Capital Corporation also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because McClurg Capital Corporation limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and McClurg Capital Corporation (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to McClurg Capital Corporation); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

McClurg Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about McClurg Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

December 18, 2024

McClurg Capital Corporation
Statement of Financial Condition
As of September 30, 2024

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash-Bank of Marin		180,142.98
Cash-Pershing Commissions		44,984.70
Cash-Pershing Muni Account		0.00
Cash-Pershing Stock Account		81,674.39
Total Bank Accounts	$	**306,802.07**
Other Current Assets		
Pershing Clearing Deposit		116,126.03
Prepaid Commissions		85.00
Securities Held		
Securities Held-Equities		216,908.08
Allowance/Change/Market Value		461,266.29
Total Securities Held-Equities	$	**678,174.37**
Securities Held-ETFS		4,850.69
Allowance/Change/Market Value		4,910.71
Total Securities Held-ETFS	$	**9,761.40**
Securities Held-Mutual Funds		14,984.53
Allowance/Change /Market Value		908.79
Total Securities Held-Mutual Funds	$	**15,893.32**
Total Securities Held	$	**703,829.09**
Total Other Current Assets	$	**820,040.12**
Total Current Assets	$	**1,126,842.19**
Fixed Assets		
Automobile		
Auto		134,868.95
Auto Accumulated Depreciation		-134,868.95
Total Automobile	$	**0.00**

See Notes to Financial Statements

McClurg Capital Corporation
Statement of Financial Condition
As of September 30, 2024

Furniture & Fixtures		
F & F		10,222.24
F & F Accumulated Depreciation		-10,222.24
Total Furniture & Fixtures (deleted)	**$**	**0.00**
Machinery & Equipment		
M & E		21,950.73
M & E Accumulated Depreciation		-21,950.73
Total Machinery & Equipment	**$**	**0.00**
Total Fixed Assets	**$**	**0.00**
Other Assets		
Lease Deposits		8,255.84
Total Other Assets	**$**	**8,255.84**
TOTAL ASSETS	**$**	**1,135,098.03**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable-Vendors		116,405.51
Total Accounts Payable	**$**	**116,405.51**
Total Current Liabilities	**$**	**116,405.51**
Total Liabilities	**$**	**116,405.51**
Equity		
Common Stock		16,063.07
Dividend Distributions		0.00
Retained Earnings		804,956.75
Net Income		197,672.70
Total Equity	**$**	**1,018,692.52**
TOTAL LIABILITIES AND EQUITY	**$**	**1,135,098.03**

McClurg Capital Corporation
Profit and Loss
October 2023 - September 2024

		Total
Income		
Fee Based Income		
12b-1 Fees		285,732.62
Management Fees		702,036.32
Total Fee Based Income	$	987,768.94
Gross Commissions		518,941.08
Insurance Income		59,474.30
Total Income	$	1,566,184.32
Cost of Goods Sold		
Clearing Expenses		58,761.10
Interest Expense		57.90
Sales Commissions		194,851.90
Sundry Charges		18,404.86
Total Cost of Goods Sold	$	272,075.76
Gross Profit	$	1,294,108.56
Expenses		
Auto & Boat Expense		6,088.57
Bank/Broker Service Charges		-3.68
Contributions		200.00
Depreciation Expense		1,660.15
Education		711.74
Insurance		
Bonding		2,547.00
Commercial		1,285.00
Health & Dental		25,347.72
Work Comp		2,061.00
Total Insurance	$	31,240.72
Office Supplies & Expense		17,201.86
Postage and Delivery		1,181.37
Printing and Reproduction		1,573.61
Professional Fees		
Accounting		26,634.00
Computer Service		21,997.28

See Notes to Financial Statements

McClurg Capital Corporation
Profit and Loss
October 2023 - September 2024

Payroll Service		5,675.47
Total Professional Fees	$	54,306.75
Promotion		500.00
Regulatory Expenses		14,029.67
Rent		64,269.70
Repairs		
Automobile Repairs		1,199.16
Total Repairs	$	1,199.16
Research & Subscriptions		8,744.24
Salaries & Wages		966,396.97
SARSEP-Employer Contributions		50,202.90
Taxes		
Local		863.98
Payroll		54,177.89
Total Taxes	$	55,041.87
Telephone		6,299.54
Travel & Ent		
Entertainment		192.32
Meals		90.51
Travel and Lodging		5,164.85
Total Travel & Ent	$	5,447.68
Total Expenses	$	1,286,292.82
Net Operating Income	$	7,815.74
Other Income		
Dividend Income		15,738.01
Interest Income		12,573.77
Municipal Bond Interest Income		156.15
Other Income		
Unrealized Gains (losses) Sec's		163,095.48
Total Other Income	$	163,095.48
Total Other Income	$	191,563.41
Other Expenses		
Federal Tax Provision		300.00
State Tax Provision		1,406.45
Total Other Expenses	$	1,706.45
Net Other Income	$	189,856.96
Net Income	$	197,672.70

See Notes to Financial Statements

McClurg Capital Corporation

Statement of Changes in Stockholder's Equity for the Year Ended September 30, 2024

	Common Stock	Retained Earnings	Total
Balance at September 30, 2023	$16,063	$804,957	$821,020
Net income (loss)		197,673	197,673
Balance at September 30, 2024	$16,063	$1,002,630	$1,018,693

See notes to the financial statements.

MCCLURG CAPITAL CORPORATION
Statement of Cash Flows
October 2023 - September 2024

		Total
OPERATING ACTIVITIES		
Net Income		197,672.70
Automobile:Auto Accumulated Depreciation		1,660.15
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Pershing Clearing Deposit		-5,800.29
Prepaid Commissions		-85.00
Securities Held:Securities Held-Equities		-20,404.00
Securities Held:Securities Held-Equities:Allowance/Change/Market Value		-159,676.32
Securities Held:Securities Held-ETFS:Allowance/Change/Market Value		-2,596.00
Securities Held:Securities Held-Fixed Income		0.00
Securities Held:Securities Held-Mutual Funds:Allowance/Change /Market Value		-823.16
Accounts Payable-Pershing		0.00
Accounts Payable-Vendors		-17,502.88
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	(205,227.50)
Net cash provided by operating activities	$	(7,554.80)
Net cash increase for period	$	(7,554.80)
Cash at beginning of period		314,356.87
Cash at end of period	$	306,802.07
Supplemental Disclosure Cash Flow Information		
Interest Paid	$	57.90
Income Tax Payments	$	1,706.45

See Notes to Financial Statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for income taxes in accordance with generally accepted accounting principles.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the inconsequential balance they would have on these financial statements. There were no deferred tax expenses or benefits for the fiscal year.

As of September 30, 2024, the Company's federal and state tax returns generally remain open for the last 3 years.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has entered into an agreement with its clearing firm to carry its accounts and the accounts of its client as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2024 was $116,126.

Note 3: EQUIPMENT AND FURNITURE, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Equipment	21,950	5
Furniture and fixtures	10,222	5
Auto	134,869	5
Total cost of equipment and furniture	167,042	
Less: accumulated depreciation	(167,042)	
Equipment and furniture, net	0	

Depreciation expense for the year ended September 30, 2024 was $1,660.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ 300.00	$ -	$ 300.00
State	1,406.45		1,406.45
Total income tax expense (benefit)	$ 1,706.45	$ -	$ 1,706.45

Note 5: INVESTMENTS AT FAIR MARKET VALUE

Investments at fair market value consist of common stocks, corporate bonds, and closed end mutual funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2024, these securities are carried at their fair market value of $703,829. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $163,095.

Note 6: FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in an active market for identical assets or liabilities;

Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 – Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2024:

	Fair Value	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Assets				
Securities Held	$703,829	$703,829		
Total	$703,829	$703,829		

Note 7: OCCUPANCY

The Company leases its current office space month to month. Rent expense for the year ended September 30, 2024, was $64,270.

Note 8: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Accounting Standards Codification No. 712, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution, based upon the current year's earnings, of $50,203 was made to the plan in 2024 and has been reflected in the accompanying statement of income.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 10: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2024, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable. The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at September 30, 2024 or during the year then ended.

Note 11: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security or a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2024 or during the fiscal year then ended.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 13: TRI-PARTY AGREEMENT

The Company entered into an agreement on November 4, 2016 by and among Pershing LLC a limited liability company, Herold & Lantern Investments, formerly Bernard Herold & Co. ("Broker"), a New York corporation, and McClurg Capital Corporation ("Sub-Broker"), a California corporation. Pershing and the Broker are parties to that certain fully disclosed clearing agreement, pursuant to which the Broker introduces its customer and proprietary accounts to Pershing and Pershing acts as Broker's clearing agent and carries such accounts on a fully disclosed basis. Also, the Broker and Sub-Broker have entered into an agreement to which the Broker will introduce the Sub-Broker's customer and proprietary accounts to Pershing so that the Sub-Broker may indirectly obtain benefits of the securities clearing services the Broker obtains from Pershing.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule I5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change day to day, but on September 30, 2024, the Company had net capital of $902,482 which was $802,482 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($116,406) to net capital was 0.1290 to 1.

McClurg Capital Corporation
Notes to Financial Statements
September 30, 2024

Computation of net capital

Common stock	$ 16,063	
Retained earnings	1,002,629	
Total stockholder's equity		$1,018,692
Less: Non-allowable Assets		
Lease deposits	(8,256)	
Total non-allowable assets		-8,256
Net capital before haircuts		$1,010,436
Less: Haircuts and undue concentration		
Haircut on equity securities	(103,191)	
Haircut on bond mutual funds	(2,384)	
Haircut on money market funds	(2,379)	
Total haircuts & undue concentration		-107,955
Net capital		$902,482
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$8,883	
Minimum dollar net capital required	$100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$802,482
Aggregate indebtedness		116,406
Ratio of aggregate indebtedness to net capital		0.1290 : 1

There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report filing as of September 30, 2024

See independent registered public accounting firm report.

McClurg Capital Corporation
Schedule I and II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of September 30, 2024

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

McClurg Capital Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2024

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of McClurg Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McClurg Capital Corporation as of September 30, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of McClurg Capital Corporation's management. Our responsibility is to express an opinion on McClurg Capital Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McClurg Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of McClurg Capital Corporation's financial statements. The supplemental information is the responsibility of McClurg Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as McClurg Capital Corporation's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 18, 2024

MCCLURG CAPITAL
CORPORATION
Investments & Asset Management

950 Northgate Drive, Suite 301 • San Rafael, CA 94903 • (415) 472-1445 • (888) 472-1430 • Fax: (415) 472-1427 • Email: invest@mcclurgcapital.com

Assertions Regarding Exemption Provisions

McClurg Capital Corporation ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F. R. section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F. R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted incompliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer of its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David McClurg, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President　　　　　　　　　　　　Date: 12/30/24

Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to the exemption report taking into account the nature and extent of the deviation or deviations.

McClurg Capital Corporation Report
on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
for the Year Ended September 30, 2024

McClurg Capital Corporation
Schedule of Securities Investor Protection
Corporation Assessments and Payments

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders of McClurg Capital Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by McClurg Capital Corporation and the SIPC, solely to assist you and SIPC in evaluating McClurg Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2024. McClurg Capital Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on McClurg Capital Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of McClurg Capital Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 18, 2024

For the Year Ended September 30, 2024

Total assessment balance (overpayment carried forward)	$439
SIPC-7 general assessment Payment made on October 24, 2024	(269)
Total assessment balance (overpayment carried forward)	**$170**